

Mail Stop 3720

May 15, 2008

Mr. Paul Thomason
Chief Financial Officer
Kabel Deutschland GmbH
Betastrasse 6-8
85774 Unterföhring
Germany

     Re: **Kabel Deutschland GmbH**
           Form 20-F for Fiscal Year Ended March 31, 2007
           Filed July 31, 2007
           File No. 333-137371

Dear Mr. Thomason:

We have reviewed your supplemental response letter dated April 24, 2008 as well as your filing and have the following comments. As noted in our comment letter dated March 14, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended March 31, 2007

Note 2.1 Property and Equipment, page F-13

1.   We note your response to prior comment 6. Describe your projects to upgrade your existing cable network in more detail, including the average length of time necessary to complete each project. Tell us the costs of these projects and the amount of associated interest that you would have capitalized if you had applied SFAS 34 for US GAAP.

Note 2.12 Revenue and Other Income, page F-19

Installation and network connection, page F-19

2.   We note your response to prior comment 7. Tell us how you accounted for the costs associated with installation under the applicable guidance in IFRS. In addition, tell us how you applied the guidance in paragraph 12 of SFAS 51 in accounting for these costs under US GAAP.

5.4 Share-Based Payments, page F-50

MEP I, page F-51

3.   We note your response to prior comment 9. Clarify for us how you accounted for the direct and indirect MEP I interests totaling 2,259,723 that were granted during the fiscal year ended March 31, 2006. Tell us whether you recorded these grants as compensation expense and, if so, the amount of such expense. In addition, confirm that there have been no additional interests granted after March 31, 2006.

4.   We note your response to prior comment 11. It is unclear to us why you believe that a formula based on fixed multiples of EBITDA approximated fair value through March 31, 2006. Please explain in more detail the factors you considered in making this determination. In addition, please clarify the additional amount of expense that you recognized during the year ended March 31, 2007 as a result of changing from a formula based price to a market conditions determined price.

Note 6. Reconciliation to U.S. GAAP, page F-62

(10) Subscriber Acquisition Costs, page F-71

5.   We note your response to prior comment 14. It is still unclear to us why you have capitalized subscriber acquisition costs under US GAAP. Describe the nature of these costs for us in more detail, including the costs of call center representatives, as discussed on page F-34. For each type of cost that meets the definition of direct selling costs under SFAS 51, it appears that you should follow this accounting guidance, which requires them to be expensed as incurred, instead of analogizing to other literature. Tell us why you do not believe you are required to expense these costs under SFAS 51.

6.   We note your response to prior comment 15. It remains unclear to us why you believe that subscriber acquisition costs should be amortized over the average customer life under IFRS. Your response to prior comment 14 stated that you believe you meet the control criterion in IAS 38 for capitalization of these costs

due to the existence of an initial fixed-term contract period, during which you are able to legally control the asset. Explain why you believe you should amortize this asset over a period that is longer than the period in which you legally control this asset.

In addition, clarify the nature of your historical evidence that suggests that customers renew their contracts for periods such that the average customer life is approximately 8.5 years. In this regard, we note from your response to prior comment 14 and your disclosure at page F-34 that you have only recently begun to enter into contracts with initial fixed terms.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director